Filed by Business Objects S.A. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934
Subject Company: Crystal Decisions, Inc.
Commission File No.: 333-108400

Below is the transcript of a roundtable discussion and question and answer session that took place at Business Objects’ international user conference in Phoenix. The discussion was webcast and can be accessed on the Business Objects website.

Additional Information About the Proposed Acquisition and Where to Find It

On October 31, 2003, Business Objects filed a registration statement with the SEC containing Business Objects’ and Crystal Decisions’ definitive proxy statement/prospectus/information statement regarding the proposed acquisition of Crystal Decisions by Business Objects. Investors and security holders of Business Objects and Crystal Decisions are urged to read the definitive proxy statement/prospectus/
information statement filed with the SEC on October 31, 2003 and any other relevant materials filed by Business Objects or Crystal Decisions with the SEC because they contain, or will contain, important information about Business Objects, Crystal Decisions and the proposed acquisition. The definitive proxy statement/prospectus/information statement has been mailed to the security holders of Business Objects and Crystal Decisions. The definitive proxy statement/prospectus/information statement and other relevant materials (when they become available), and any other documents filed by Business Objects or Crystal Decisions with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Business Objects by contacting Business Objects Investor Relations, 3030 Orchard Parkway, San Jose, California, 95134, 408-953-6000. Investors and security holders may obtain free copies of the documents filed with the SEC by Crystal Decisions by contacting Crystal Decisions Investor Relations, 895 Emerson Street, Palo Alto, California, 94301, 800-877-2340. Investors and security holders of Business Objects are urged to read the definitive proxy statement/prospectus/information statement and the other relevant materials when they become available before making any voting decision with respect to the proposed acquisition.

Forward-Looking Statements

This document contains forward-looking statements that involve risks and uncertainties concerning Business Objects’ proposed acquisition of Crystal Decisions, Business Objects’ and Crystal Decisions’ expected financial performance, as well as Business Objects’ and Crystal Decisions’ strategic and operational plans. Actual events or results may differ materially from those described in this document due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the transaction will not close or that the closing may be delayed; the reaction of customers of Business Objects and Crystal Decisions to the transaction; Business Objects’ ability to successfully integrate Crystal Decisions’ operations and employees; Business Objects’ ability to transition Crystal Decisions’ customers; the introduction of new products by competitors or the entry of new competitors into the markets for Business Objects’ and Crystal Decisions’ products; and economic and political conditions in the U.S. and abroad. More information about potential factors that could affect Business Objects’ business and financial results is included in Business Objects’ Annual Report on Form 10-K for the fiscal year ended December 31, 2002, Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003 including (without limitation) under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov. For more information and additional risk factors regarding Crystal Decisions, see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in the Annual Report on Form 10-K for the fiscal year ended June 27, 2003. Neither Business Objects nor Crystal Decisions undertake any obligation to update these forward-looking statements to reflect events or circumstances after the date of this document.

2

Business Objects
4:45 p.m.-5:45 p.m.
November 10, 2003

UNIDENTIFIED PARTICIPANT: All right. Thank you for coming back in so quickly. We’re ready to get started with the fourth and final presentation of the day. And it’s going to be an open Q&A with our senior management team. Bernard Liautaud, Chairman and Chief Executive Officer, John Olsen, our President and Chief Operating Officer, and Jim Tolonen, our Senior VP and Chief Financial Officer. And again, it’ll just be open Q&A for 45 minutes to an hour.

I do need to read the Safe Harbor statement again, since we are being Webcast. A reminder, during the course of today’s presentation, our executives will make projections and other forward-looking statements including statement regarding the business outlook, future financial and operating results and questions regarding Business Objects acquisition — pending acquisition of Crystal Decisions. We caution you that such statements are just predictions based on management’s current expectations or beliefs and that actual events or results may differ materially.

You are free to document the company files with the Securities and Exchange Commission, including Form 10-Q for the quarter ended June 30, Form 10-K for the quarter ended December 31, 2002 and Form S-4 filed October 31, 2003. These documents identify important risk factors that could cause actual results to differ materially from those contained in our forward-looking statements.

Since I’ve got the mike, I’m going to ask the first question for Jim Tolonen. It’s actually a question I’ve gotten several times over the last few days and even this morning. Now that we know the — we have an expected close date for the acquisition of Crystal of December 11 at our shareholder meeting, how do you plan to report the fourth quarter? What numbers will we give out? How will we structure the reporting on that for the fourth quarter?

JAMES TOLONEN, GROUP SVP, FINANCE & ADMINISTRATION, CFO, BUSINESS OBJECTS: OK. That’s a great question and as many of you know who have following the accounting profession in the last year or so, there’s been a number of changes in how purchase accounting rules work. In addition, because this was a relatively small overlap period — 20 days in the fourth quarter of host purchase combined results, there will be — and it’s also a period where expenses are, let’s call it interesting and unusual because of the transaction itself and where revenue is typically the strongest of — the fourth quarter being the strongest of both companies.

So with all that going on, the GAAP statements, which would be a full quarter of Business Objects plus 20 days of Crystal plus the purchase accounting and the transactions will be what is the mandatory reporting. But I also know that that’s not particularly helpful for everybody. So we will be additionally sort of pulling that apart and then communicating them as part of our conference call, sort of showing the full quarter of Crystal and(ph) the fourth quarter of Business Objects standalone and then the transaction accounting adjustments standalone. So people will be able to see how the companies did. But the GAAP accounting is, of course, what we’ll be obligated to provide and then we’ll be talking about, in the conference call, and in some pro forma way the results that will help show the companies in a more consistent fashion.

UNIDENTIFIED PARTICIPANT: OK. (INAUDIBLE) questions.

RICH LAY(ph), GOLDMAN SACH: Rich Lay(ph) at Goldman Sachs. Bernard, just the first question is the — was the demo that you showed this morning, was that live to your net sales database and regional ...

LIAUTAUD: ... on the fixed data.

LAY(ph): OK. I was trying to reconcile with my model.

LIAUTAUD: When you look at the pipeline. And I’m sure you have a model that would take that data and predict the third quarter of next year.

LAY(ph): Yes. That’s right. Well, actually, my question is a very simple one, which is this is a good event. You have a lot of customers, a record number of customers and I imagine a bunch of prospects here. And it’s the fourth quarter and the world feels like a better place and it feels like we’re getting better economic data and market conditions feel incrementally better.

And I’m just wondering, historically, when you have these events, what is the momentum follow through in terms of pipeline build and conversion that happens sort of in the immediate, sort of three to four months following an even like this. And just to give us a sense if that shows any sort of an acceleration immediately following something like this. Especially in this case where you have, I think, a better story to tell product cycle wise and with the pending acquisition.

BERNARD LIAUTAUD, CHAIRMAN & CEO, BUSINESS OBJECTS: Well, first of all, this event happens every year at the same time. So it’s strategically positioned because it’s a way, obviously, to have, you know, a gathering with our customers. It’s a way to have — to create a plate for executive contact. And, as you know, the fourth quarter is very often a time when we have lots of transactions. It’s a way to help push any deals.

So it has, definitely, an impact. The thing I would say is that it’s not unusual because we’ve done that every year now. So, from a closing deal impact, this is similar to what we’ve done in the past. The difference with this year is that we have a bigger story to tell, from a number of dimensions. One is the product I mentioned. Clearly, you know, in the past two years, we were announcing the fact that, at some point in time, we will have enterprise stakes. But people were sort of, you know, thinking is that next year? Is that next year? So, now it — we have — it’s ours. People can really touch it, see it, they know that the bonds(ph) have matured. They know that a number of customers are migrating. So I think it’s a reinforcement for them.

And the other thing is to start talking about new products and see how BI is moving, like I’ve done. And plus the Crystal Decision, although we can’t say too much about it. So, I mean, in short, this is going to create momentum. We believe so. Part of it is — we’ve done in the past. And part of it is sort of new. But it’s hard to say because we haven’t done an event with a new product like that in, now, over three years.

SIMON ANDREWS, LEHMAN BROTHERS: Simon Andrews at Lehman Brother. Bernard, this morning your presentation was very much focused on CPM or EPM, on the analytic side. At the same time next year, you have seen the focus more on reporting the Crystal acquisition and the upgrades in it and a price fix across all of the customer base. Can you sort of just describe, really, how you’re going to organize the sales for focus for next year as we cross those three different lines?

UNIDENTIFIED PARTICIPANT: I’d be happy to talk to that, actually. If it’s sales organization, I mean, we’ve had a lot of questions about how we’re going to organization the sales force to, you know, push all the product lines that we’ve got and integrated across, you know, what Crystal had in Business Objects. So, essentially, and I’ll try to simplified is by account size, first of all. So we have global accounts down to territories and then, at Crystal, some of you are familiar with — that have telesales that they call ICAM), right? So we’ll keep all of those — all of those notes going and we will have the different levels. We’ll be responsible for selling different sets of our products.

So, an example, if they had a global account, if you’re dealing with Shell Oil. I mean, we could sell analytics through ETL(ph). And the people there will have the account structures that will allow them to do that. So they’ll have business champions and specialized FE(ph)s that will allow them to sell that entire product range. Down at the ICAM level, our goal way(ph) down to the bottom. Over telesales, they’ll sell the Crystal reporting product set and business objects and that’s it. All right? They won’t sell analytics.

They won’t sell dashboards and they won’t sell ETL(ph). All right. So they’ll add one thing to their kit bag. And in between, there’s a mix.

But, essentially, it’s taking advantage of the strength of, you know, what both teams did successfully in the past and enlarging their offering with specialized sales support to hopefully maximize the chance of score increases(ph).

LIAUTAUD: Just to add to that, on the — on the global, I mean, the large accounts — not necessarily the global one, but the large accounts, the value that we bring is the ability to sell the broad product portfolio. That’s what customers like. They — and they see — they see the two aspects of BI, one which is the ubiquity, which is BI needs to be more and pervasive and to have more and more users. But at the same time — so that’s one direction.

At the same time, the ability to use BI in a much more strategic manner through sort of an EMP approach is getting more and more critical. What’s important is to have one person that manages that relationship with the account and tell that story and bring some specialists in, if need be, for specific areas where you need, you know, specific expertise. But that’s how we are going to do it.

SCOTT PENNER, TD SECURITIES: Thanks. Scott Penner from TD Securities. Just a, Bernard, you’ve obviously invested a lot of capital here back into the reporting side of the business. I’d be curious to find out, you know, whether your customers are telling you from the EPM, CPM vision standpoint that is a driver of revenue for you or whether, at this point, it’s just sort of a checkmark item that, you know, you need to have capabilities there, but that’s not what anybody’s going to be buying at this point.

LIAUTAUD: No, I think it’s real revenue — a real revenue opportunity. It all depends, though, on where the customer is in terms of its beyond(ph) maturity. And in our customer base, we have very different degrees of maturity, in our customer base. Some of stunning(ph), some are still struggling with an ACP(ph) implementation and they are wondering how in the hell am I going to do reporting on top of the VW(ph). And so that’s what concerns them right now. And others have already, you know, deployed the software, to a large degree, and they’re looking at ways to move up, you know, move more strategically.

But the, you know, the little bit of feedback I got, you know, from this morning to now, a round demo of performance measure. A number of people had not seen the product yet. It was phenomenal. I got extremely strong feedback. And not like, oh, that’s an interesting thing. We will think about it in three years. It is, at lunch, I talked to a number of customers and the one who has been implementing this subject(ph) for a quite awhile see an immediate value of bringing this kind of tool to their enterprise. So I think — it adds a real opportunity and not too far in the future.

UNIDENTIFIED PARTICIPANT: Just as far as your customer base goes, just yourselves, just to guess a percent, what would you think would be the customer base that is far along and to adopt the EPM within the next year?

LIAUTAUD: I don’t know. I mean, it would be wild guess. I’m not sure. But I think what we saw today is, you know, EPM sometime is a little fuzzy. And there are so many vendors talking about EPM as being, you know, the next big thing and it changes everything. But a lot of it is rehash of old stuff. It’s basically just putting a new marketing veneer on old products. And I think the good news here is that we have a real product where people see it’s a different kind of implementation and it’s real and there’s real — there are real management.

And there’s — you know, the goal setting, no one was really doing it before or certainly, you know, it was not propagated like this. There was no possible, you know, cascading goals down and driving collaboration, driving inside and so on. So the fact that there is a, you know, new technology, I think it’s going to be a trigger for the adoption.

UNIDENTIFIED PARTICIPANT: Bernard, why was there such a gap between E5 and E6 and I gather we’re not going to have that long to wait for the next version. So any words about E7? When should we expect it and what would you say is the general product direction going forward for E7?

LIAUTAUD: So, it was a long gap. There was, you know, two-and-a-half years, basically, between Version 5 and Version 6. There’s been a lot of things going on during that period. There was a — initially, we had a project that we changed, you know, and stopped, you know, after about a year. And that created some delay. And the project — I mean, the initial requirements of the project because less critical requirements on the market, which was a very ambitious project, but which was to complete merge a rational and a multidimensional model in one.

And we — so we changed that project. It delayed the product, but now the product, we feel, is out and really fulfills what the market wants. In the meantime, also, we have changed our philosophy about development, where we are going to base our development on much faster release cycles. We’ve also sort of reengineered our engineering, brought in some more mature management, reorganized and, I think, we have, today, an organization that is much more efficient than what it was two — two-and-a-half years ago.

So you’ve seen Version 6 come in May. Version 6.1 came in, in August. Version 6.5 is going to come in the first quarter of ‘03 — ’04, sorry. So fast releases and more incremental progress. On the roadmap for next year, I won’t tell you anything because we obviously now — we are working an integrated product roadmap as part of the planning process with Crystal. There’s a huge amount of work that has been done — very good work and the plan is, when we close, then to start announcing that integrated roadmap for next year.

TED PIPER, PIPER JAFFRAY: Ted Piper, Piper Jaffray. Sort of coming on the back of the answer to the last question, I mean, the timing of this event is both good because it’s in Q4, but bad because it’s a month before you can talk about 90% of what you’re customers are asking about. I mean, the last panelists all said they’re all waiting to hear what the product roadmap looks like — looks like for next year. I wonder if you could talk about how you — and this is your biggest customer event of the year. Are you planning on having another customer event earlier next year to respond to this? And maybe you could give us a little bit of color on how you roll out the integrated product roadmap from a sales and marketing perspective going forward.

UNIDENTIFIED PARTICIPANT: So, what we’re planning to do right after we do our worldwide sales kickoff of the new integrated company is to do a roadshow, if you will, for customers, partners around the world. And so, we’ve selected, I think, eight cities in Europe and Tokyo and a couple in Asia Pacific, Singapore, Australia and about 12 or 15 cities in the U.S.

And what we’ll do is a, you know, a one-day launch, essentially inviting those audiences to hear the roadmap, see demos, you know, there’ll be some interesting technology that they can view already. And bring people up to speed, both partners and customers. So besides crests and advertisements and, you know, placement — ad placement — there’ll be substantial opportunity for people to touch technology and hear exactly what the roadmap is. And that will all happen during the fourth quarter.

UNIDENTIFIED PARTICIPANT: And Jim, should we — should we fill(ph) both sales and marketing then for the first part of next year for all the separate events?

TOLONEN: Well, we can say that it is part of our plan to fit that into a normal launch kind of a campaign. If you think about it, we have the sum of the two companies together and there will be product things going on as well. But it will be a — you can call it a significant launch time of year. I just have one other thought on that, which I think is important to note that it wasn’t mentioned. Because of the closing getting into December, we said both companies will essentially continue to operate independently, although legally we’ll be one on the 11th. We kind of kept the energy to focus and the direction of the companies to complete their quarters, complete their existing quote(ph) on commissioning hot(ph) plans, to meet their — commit all of their resources to finishing the quarter and then, through the sales integration and kickoff meetings the first of January.

UNIDENTIFIED PARTICIPANT: Hi, thanks. (INAUDIBLE), IBC(ph). Financial management seems to be a key component of overall EPM strategy and via the last two years there have been acquisitions of several smaller financial management vendors — Beta and Comshare and SAG(ph). You’ve chosen a partnership strategy on that front. Do you expect to continue with a partnership with other, you know, budgeting, planning, forecasting vendors or develop something yourself or acquire maybe somebody in the near future?

LIAUTAUD: That is our plan. We feel that EPM, as we mentioned in the launch and through others here, EPM cuts across all departments of the company. So certain of our competitors have begun a pure financial approach to EPM and been very driven by that particular direction. And we haven’t. Therefore, I mean, when you look at performance management and improving the performance, it cuts across all departments. So you do a lot of return on investment, a lot of driving performance in the customer area and the supply chain area and it’s not financially — it’s not just, you know, planning, budgeting driven.

So we believe in that approach. We — and therefore, we’ve taken a partnership approach to that because we want to be able to work with customers on EPM regardless of their budgeting and planning software. So when we look at the Cognos approach, we decide to acquire Adaytum. Now Cognos has a business that is a tenth of the Hyperion business, even less of the APP(ph) business and they’re now enjoying competition and not part of the business.

And they also have to compete with a company that is going to be close to a billion dollar in the core BI, which is us. And we’ve decided our strategy will be focused on, again, the core BI, what we can be the best at, where we can — what we are really passionate about and we don’t think that budgeting is part of that.

UNIDENTIFIED PARTICIPANT: (INAUDIBLE) from Jeffries(ph). First off, could you give us a little bit of an update on where we with E6. Your kind of operating through the quarter, it’s well into the market. Is there any noticeable change in pipeline or closure that’s really starting to stimulate through the install base? And then, maybe secondly, if, for a second, we just sort of forget about the Crystal side of the world, where would you have seen the leverage points in the business for next year and what sort of margins do you think the core BI business or object(ph) business could have gotten to, X Crystal?

LIAUTAUD: So, on the momentum of E6, I think we’re very pleased with the momentum. We see no signs of weakness. I think, as now, you know, the product has been established. It’s been now 6.0 and 6.1. I think, you know, people are, I mean, the offering customers just look at the — at a new product and say I’m not going to implement, you know, .0, regardless of how good .0 is. And I think now that .1 is out, I think we’re seeing even more momentum. So no - nothing expect good signs from that standpoint. As I mentioned, you know, a couple time, I think the new customers, new sales, they’re all driven by E6 and our presales, you know, show V6 exclusively.

The only reasons before we would not buy E6 right now is maybe if E6 doesn’t support yet a platform which — there’s less and less platform that we don’t support with E6, whatever was supported by the previous one. Or they have - the customers have to migrate their own, you know, old platform. So, I think we’re going to continue to see a rapid acceleration of E6.

On the margin side, maybe Jim you want to answer that and I can add to that, if you want.

TOLONEN: I think it’s — and I’ll give you less a question of just E6, although certainly having a new product family top to bottom is a good reason for the sales force to go out and, independently, to be talking to customers about new business. I think the company had said that over the last three years it had been — had shifted resource out of operating profit and toward product development. We grew development expenses from a 14 or 15% up to 19% and believe that, as a longer-term strategy, we’d like to drop that percent down a little bit and to bring a little more to the bottom line. So the plan for ‘04 standalone would have been to do that. With Crystal, we expect to continue to be able to do that.

HARRY SUNUAN(ph), BANC OF AMERICA SECURITIES: A question for Bernard. Harry Sinuan(ph), Banc of America Securities. Some have expressed a concern that the recent consolidation is a sign of slowing growth in the industry. Could you comment on what your customers are saying regarding the outlook for spending in BI (INAUDIBLE)?

LIAUTAUD: Yes. I would certainly not agree with that thesis. I think, I think BI is going to be an important area of growth. You know, everybody wants to be following that market right now. And you look at the Web site of these large companies and they all have at least one space for BI. Even if they don’t have a product. So I think everybody sees that there is a — it is a very attractive space.

I don’t think the consolidation is a sign of weakness. On the contrary, I think the consolidation is a sign that there is a huge market to grab and the market is going to go to the leader by definition. There’s a premium there. There’s an easier — it’s an ease(ph) of doing business. And, you know, with the level of interaction that we have through this conference, we think that - we see that customers are quite excited. Now, obviously, they’re — they may be biased customers because they’re — you have the BI guys coming to the conference, but overall, you know, we’ve had other conferences when things were not as rosy and you feel it in a conference. And I think this year we see a fairly — a much (INAUDIBLE) momentum.

UNIDENTIFIED PARTICIPANT: Just a partnership question. With Crystal’s close partnerships with SAP and Microsoft, how do you guys plan on managing that, especially with some big product launches apparently coming out of both. And then, more importantly, once Crystal’s integrated, what is the key strategy going forward. You integrate Crystal. Then what’s the big next step? Thanks.

LIAUTAUD: OK. So, only(ph) partnerships aside, SAP and Microsoft are, you know, obviously, key partnerships for Crystal. And we feel that they are good drivers, overall, for us. We want to expand these relationships and maintain them and make them stronger. On the SAP side, there’s been a dialogue now with SAP, but it’s not a complete dialogue in the sense that we cannot operate as one company before the deal closes. So, but clearly, the Crystal acquisition, I think, has been a driver for us to strengthen the relationship, overall, of the combined company. So we want to continue that relationship, make it — make it even more strategic.

On the Microsoft side, I think, you know, Crystal has been partnered with Microsoft for about 10 years, and we also want to continue that market. I would say, in general, we’re at the same (INAUDIBLE) realistic at the same time, which means SAP has views on BI and Microsoft has views on BI also. And so, we are, basically — the two companies, first of all, have very different views on the market on how to do it. SAP, first of all, is, obviously, driven by enterprise relationships and strategic partnership with their customers, a very high touch point. They have much more capability to direct the customer toward a specific choice.

SAP wants to have, you know, solutions that includes the BI capabilities. And our goal with them is that there will be capabilities using, you know, our technology. On the — so, that’s where we’re moving towards. That may work. That may not work. And maybe at some point, SAP in the, you know, long term may decide to have, you know, their own technology. We believe it would be the wrong choice for them, but, you know, if that’s the case, then we can certainly survive without, you know, an embedded relationship. But so far, dialogue is how can we strengthen and so far on that we’ve been good.

With Microsoft, I think the — it’s a different world in the sense that Microsoft has much, you know, a (INAUDIBLE) touch point with our customers. And I think it’s always be a world where you have different, you know, technologies around the Microsoft environment. Crystal is very much embedded in that environment. Half of the developers use Crystal as their — as their reporting tool, huge presence here. And Microsoft is very far from having a product that can really compete in the space. I mean, they’re coming up with reporting (INAUDIBLE) services and so on, but it is far from being a full-fledged, you know, BI product that, you know, we really rival with our kind of technology.

So and, by the way, even if they go in that area and it started impacting markets two to three years down the road, I think it will be very much into their software stack. So, the market may change. We’re ready for it and we think we have, you know, the best platform. In terms of what’s next after Crystal — what thing that we’ve been very clear on when we did the acquisition, and that was a, you know, a very strong message also with the Crystal folks is that pulling the two companies together is a way to reallocate the R&D energies away from overlapping projects towards new areas of growth.

And today, the products are complementary, but if we waited a year or two, the products will start overlapping more and more. So you have people at Crystal building capabilities or planning to build capabilities like you find in (INAUDIBLE) and vice versa. So now we can recompose that energy. Obviously, some of that energy is needed to do a good integration and to build a unified platform. But they also will leave energies that will be benefited to other things.

We’ve already put some (INAUDIBLE) into areas of BI that we were not leading yet or new areas of growth — EPM, (INAUDIBLE) applications, date integration - these are areas of growth for the company and progressively, we need to be, you know, that’s agreed in all the categories. And that’s what you’re going to start seeing. And then, I think, we’ll start, you know, bringing some kind of innovation. I talked this morning briefly about, you know, the new concept of collaborative intelligence. There’s much more areas of growth in the over space. And we’ll have the R&D capabilities to move into those.

PAUL SEVER(ph), RYAN SECURITIES(ph): Paul Sever(ph), Ryan(ph) Securities. Bernard, could you talk a little bit about if you have any initiatives or programs out there to decrease the level of shelfware out there and gauge your customers and enterprise deployments? Or if there’s any anecdotal data you have around where shelfware is actually at now at we’re starting to come out of this downturn? Thanks.

LIAUTAUD: So, well, we don’t have — I mean, we don’t have accurate data on shelfware, first. I think with — the only data that I have that is a result of a survey on shelfware was a survey that was done by an outside consulting firm and I don’t remember who it was. But ...

UNIDENTIFIED PARTICIPANT: (INAUDIBLE)

LIAUTAUD: Micheal Fenske(ph), who showed that for BI had net shelfware than CRM(ph) and middleware guys. So out of the three, it was the lowest. But there was — there was still a certain amount of shelfware here. I think in the Crystal side of things, what we’ve seen is that Crystal has been extremely successful as using the base that they had, the seating strategy to harvest and now start going directly to the enterprise. So I’m not sure — the market itself is not about transforming shelfware into real use. The market’s still about moving people who don’t have any solution, who don’t use business (INAUDIBLE) to — once — that’s going to start using it to bringing more folks into BI and increase the penetration.

UNIDENTIFIED PARTICIPANT: And I add one thing to that, which is our consulting organization has gone back into companies that have not yet completed their implementations or done the implementation to the extent that they originally signed up for. And it’s finding consulting opportunities and assisting these companies to take that shelfware off the shelf.

TRISH REDINGTON(ph), GALYAN GROUP(ph): Trish Redington(ph), Galyan(ph) Group. Jim, I have two questions. One is once Crystal is closed, throughout ‘04, will we be — should we be expecting both pro forma and GAAP results or just GAAP? And then second is in terms of the roadmap for the integrated products and the sales force, in terms of just in general linearity, how should we be thinking about it as we do our models on the accretion? Is it more third and fourth quarter that we’ll see most of the accretion or just in terms of linearity that we should be thinking about that? Thanks.

TOLONEN: OK. First on the — we haven’t fully agreed how we will be reporting next year in terms of the pro forma question, but the overall philosophy around that will be to give people the information that they would want or need to be able to understand the financials fully. As I said, there will be — there, you know, a number of purchase accounting adjustments. So we’ll call those out. We’ll disclose them. We’re even thinking about making changes on the face of the income statement to make it very easy so it doesn’t have to be pried out quite so rigorously.

But I don’t think we’ll be spending a lot of time doing pro forma, pro forma, pro forma kind of stuff. We’ll describe what the differences are. We’ll describe what the non-cash charges are. We’ll talk about the changes in deferred revenue. And then we’ll go on with our business and we’ll let each of you, you know, have all the data required to understand the financials fully and we’ll try and drive towards a good cleaning consensus of, you know, first call kind of information so there’s not inconsistencies. Obviously, it’s GAAP reporting to a full explanation of the large non-cash charges.

UNIDENTIFIED PARTICIPANT: (INAUDIBLE)

TOLONEN: Say there’s — it’s more — the benefits, the synergies will be further out there because the transaction closing in December will cause this — some level of effort for the real work of integrating. We’ve done a tremendous job of planning during the July until closing period. I think we’ve got a great running start and doing the right things and focusing on the value drivers. But still, we have to do the product integration, the sales force integration and the marketing launches, which will all be in the first half.

UNIDENTIFIED PARTICIPANT: (INAUDIBLE) with CBC(ph) Capital. Bernard, how do you characterize the (INAUDIBLE) environment, actually in this space? We’ve been hearing that (INAUDIBLE) are experiencing aggressive prices like some other players. So maybe you can shed some light on that front.

LIAUTAUD: OK. Yes, I think, I mean, I had that question last week when I was on the road in Europe. We — I think we’ve experience aggressive pricing in this space for many years. So I don’t think we have seen anything really substantially different here in the past quarters than we have in the past. You know, the business is competitive. People are aggressive. There are some companies that have obviously gone and done not as well as ours and in those kind of cases, I think it’s time to be a little more aggressive. But nothing particularly unusual in my opinion. So I don’t know, John, if you have any ...

JOHN OLSEN, PRESIDENT, COO & DIRECTOR, BUSINESS OBJECTS: I think you get stories here and there of, you know, of companies doing things aggressively, maybe to launch a product or what have you. But I don’t think it’s a whole lot different than what we’ve seen over the past two years.

MICHAEL REEVES(ph), UBS: Michael Reeves(ph) from UBS. Just on the fourth quarter. When the 11th of December happens, will you give updated guidance for the fourth quarter? And then looking further ahead, Bernard, it sounds as though you’re a little more optimistic on 2004 than maybe you were on the start of 2003. We started 2003 talking of around 10% revenue growth for Business Objects. Shall we be looking for more than that for Business Object standalones next year? And then Crystal Decisions, it looks like 25, maybe 30% top-line growth this year. Is that a sustainable number for next year? Thanks.

UNIDENTIFIED PARTICIPANT: Can you say the second part of the question?

REEVES(ph): On Crystal Decisions, it looks like it’s grown about 25, 30% this year, if everything goes to plan. Is that a level that’s sustainable in 2004?

UNIDENTIFIED PARTICIPANT: You’re basically asking us the guidance for next year. So I won’t really answer specifics too early and you know that I won’t answer, but it was a nice try, though.

LIAUTAUD: No, it’s true that is was all raw(ph), I mean, in terms of our view of the market. We’re obviously a little more, I mean, a little more positive than the beginning of last year. I mean, things — there’s a lot of good things that have happened this year. I think the spending environment is getting better. I think in a number of geographies, whether it’s, you know, the U.S. or, I mean, we’ve seen some — and Europe is, in general, I think, if you see the economy of different countries, maybe not, you know, turning around as fast as the U.S. But we’ve managed to, you know, through good execution do well in Europe. There’s some good signs even in, you know, in Japan there’s some good signs. So I think, overall, the spending — the visibility on the spending environment is better. So that is more positive.

Also, I mean, the (INAUDIBLE) is executing well. We have now a product that is out and is performing well and it’s bringing us the level of momentum that we wanted. We’re bringing new products to the market and I think our new position is going to ease things. So the mood is good, is positive, is stronger than it was at the same time last year. At the same time, you know, we’re getting into something that, as a company, we’ve never done before to integrate such a large organization. I think we’re making very good progress. We’re taking a very disciplined approach. I think we’re seeing — right now, the reaction is all positive from all dimensions. But you know our tradition has always been to be cautious.

UNIDENTIFIED PARTICIPANT: (INAUDIBLE)

UNIDENTIFIED PARTICIPANT: I don’t think we will.

UNIDENTIFIED PARTICIPANT: Only on the call — on, you know, when we’re reporting on the call, we’ll give full 2004 guidance. One thing John and I have talked about and maybe we can even, in the mingle time afterwards, here if it is helpful, would be to have a — call it not an entire company call, but perhaps a GAAP accounting or purchase accounting call sometime in December to talk through what those entries will look like because we’ll know those at closing dates. Some of them are dependent on stock price at closing, et cetera.

So we could, theoretically, in, say, a week or two later, have a conference call to describe those and talk about those purchase accounting (INAUDIBLE).

It might be helpful. But that’s not guidance. That’s just ...

LIAUTAUD: We don’t plan — we don’t plan to update guidance ...

UNIDENTIFIED PARTICIPANT: No.

LIAUTAUD: ... as we say, for Q4.

UNIDENTIFIED PARTICIPANT: And again, a part of that is we’ll be reporting on a pro forma basis, what do we look like separately? So you — which is what most people have told us they really are interested in is not seeing that pro forma guidance change with 20 days of overlap, since that’s not over — that’s not a meaningful period.

BILL NICHOLOSON(ph), JP MORGAN: Bill Nicholson(ph) with J. P. Morgan. I just had a question regarding Cognos’s recent release of Report Net and how that’s changed the competitive dynamics for your — promote(ph) Business Objects and also Crystal in reporting? And then, my second question is a more broader question, but Q4, kind of getting your read on as companies have underspent their IT budgets. If this year you might finally see some budget flush and then, secondly, would BI be a recipient of that kind of phenomena? Thanks.

LIAUTAUD: OK. So, I’ll — an answer on the Report.net aspect (INAUDIBLE) so, on Report.net, I think what we see is a — is Cognos, I mean, obviously, bringing in new product on — I see several aspects to it. The first is a growing disconnect between the marketing message and the reality of the offering. Cognos claims that Report.net is going to basically solve every problem that everybody had with any (INAUDIBLE) of BI. Basically, it’s going to solve everything and it’s their miracle solution.

The reality — and by the way, it’s a revolution in BI. The reality is that Report.net doesn’t bring anything in terms of featured set. Report.net is reporting products. Reporting has been around for 15 years and there’s nothing revolutionary about the way to build reports with Report.net. So from a typically standpoint, it brings absolutely zero.

The second point is that Report.net is a Version 1.0 in a world that is at Version 10. A lot of execute has gone onto this kind of products. A lot of development has gone and — has gone on and billions of reports have been built. So, migrating is not a very exciting or compelling reason for customers. The third point is that Cognos has no expertise in reporting. Every time they’ve tried, they’ve failed. It’s now the fifth attempt at reporting.

And we should not forget that about a year or so ago, Cognos claimed that they had it all. They had a whole integrated suite that did everything and now suddenly, they say, hey, we’re just kidding. Reporting is another product. By reporting is compatible with everything else that we had. Forgot about impromptu reports or Web reports or whatever they call that. We now have a new product for reporting and you have to restart everything. So I think, I think, they’re going to confuse their customers and I think a number of customers are confused.

But also, I think we’re seeing a disconnect with (INAUDIBLE). We’re seeing a disconnect between the marketing message and the reality because they’re under huge pressure. They realized that, in reporting, which is a core piece of BI, they’re now going to face a giant with the combination of Business Objects and Crystal. And it’s going to be hard to compete. And I think they want to mitigate that.

But, you know, I think, this is — this is about the fact that reporting is not particularly exciting and I think a lot of companies got bored with it and they thought that, you know, CPN(ph) was more, you know, fancy. But the reality is that companies are still implementing reporting and there’s still a ton of business to do there.

So, to me, I will say I welcome a new attempt of Cognos of competing at a reporting space. I think with 16 million users licenses and part(ph) being embedded into most OEM and most applications, we’ll see them coming.

UNIDENTIFIED PARTICIPANT: We have time for maybe two more questions.

LIAUTAUD: (INAUDIBLE)

UNIDENTIFIED PARTICIPANT: Yea. I think there will some more this year than we saw in the past. (INAUDIBLE) the last couple years was pretty slim because there’s no budget to flush. But I think there’ll be some this year. Who knows how much. But we’re seeing some of that. The other thing I’d add on the Report.net competition is on the earnings call we announced, you know, many instances where we had — we beaten Report.net and, in reality, our sales force was probably just as concerned as you are interested about how competitive it would be. And it just has not been — it has not been a big factor us right now.

So, actually, I have to apologize. I have to run to a customer meeting that came up as a result of Bernard’s big presentation. And these people may have budget to flush, so we’ll see you shortly.

UNIDENTIFIED PARTICIPANT: Oh, good.

UNIDENTIFIED PARTICIPANT: (INAUDIBLE) Just — maybe I’ll just ask the Crystal question just a little bit differently in terms of expectation without asking you to give guidance. Both companies have significant overlaps in customers, to some extent, or at least your customers — a lot of your customers use Crystal, which is good. But would we expect, therefore, perhaps, there to be lesser growth in the combined entity than you might see if you just added a Plus B(ph) together because, clearly, there would be, you know, more, perhaps, cross-sell and up-sell opportunities, but less, perhaps, new opportunities.

I guess the flip side to that is, the other hand, of course, is you’ve — are learning the competitor. So, you know, how would you characterize the, perhaps, growth benefits of that?

LIAUTAUD: It’s very hard to model, first of all. First of all, at this point, we don’t know exactly where the customer overlap is because we cannot exchange customer names and customer information. You know, we have 18,000 customers. They have 25,000. We don’t exactly know how many are common. We have a number of them who are common, but it’s very hard to say if it’s in the hundreds or in thousands or ten thousand. I would think that overlap is not that huge because even if we look at business on a customer base, we have more than 10,000 of our customers in Europe. So I think we have about 11,000 in Europe — they’re virtually — they don’t have zero, but they have a small base there.

So already that is much less overlap. And I think they have a, you know, a stronger presence than we do in a small and medium size business. So I think we’re going to see that there is a core group of large enterprises, essentially in the U.S. that uses both products. And to me, that’s a good sign because that’s where we’re going to find standardization opportunity. And the best way to win standardization is if you have the largest number of fees(ph) at the customer site already implemented. So, but again, modeling that into growth opportunities and quantifying that is very hard at this point.

UNIDENTIFIED PARTICIPANT: Maybe two more, Ed(ph) and then we’ll go with Chris(ph).

UNIDENTIFIED PARTICIPANT: Bernard and Jim, over the past few quarters, the maintenance line has performed very well and that’s attributable to the number of operational improvements. Now, how should — going forward, how should we be thinking about your strategy toward that maintenance line? Are you — are you looking to continue to drive the pricing or the proportion of licenses up and how are you going to be incenting your sales people to think about your discounts when it comes to the initial license versus that maintenance revenue. And the last bit is have we seen the last of the catch-up maintenance?

LIAUTAUD: Well, every time we have announced the last quarter of catch-up maintenance, we’ve had one more. So, but I think you’ve all seen the revenue decrease from, you know, three — three plus million dollars, you know, a few quarters ago, to now, I guess, one(ph) in the last one. So, we’re going to try to look for more as — every quarter. So, but — right now it’s one million. I think the one first level(ph) of answering — Jim, you can comment, but the strategy here is, obviously, continuing to, you know, try to keep the maintenance renewals up. And on the Business Objects side, I think we are quite happy with the level of renewals. I think one strategy that we’ve had and we’ll continue to have is try to move up the average, so that the percentage that we get there of maintenance royalty(ph) every year.

So moving up from, you know, there’s all(ph) transaction that we’re done at 15%. And, on average, we now move more towards 19, 20%. For new deals, we now - we’re — it’s very clear on how we split. If we — even if the revenue doesn’t equate to, you know, 20%, it would have to be around that. We can’t deviate, otherwise we have accounting issues. So, but the way to move up the percentages is to bring the old customer base to these normalized maintenance rates and also try to sell more premium kind of services. So we have services that upright(ph) to 30%. So if we can move more customers to premium services, that increases the percentage.

UNIDENTIFIED PARTICIPANT: Yes. I’d say just two things to add to that. One, maintenance continues to do very nicely and the core underlying piece, as we add new customers and also have then return to license growth. Just the pyramid grows, right? The base of the installed user comp that renews keeps that — driving at potential. I mean, as long as it’s — as long as the new license growth is faster than — is larger than the percentage of people who don’t renew, that base grows faster even that license growth.

However, in — and now we’re sort of into the technical part of modeling and saying if you look at the year-over-year percents and say last year we picked up $11-12 million of back maintenance, relative to the year before. If we don’t pick that up in the — you know, that same rate up when you’re comparing year-over-year growth, you’ll see a decline in percentage growth, even if maintenance is doing nicely underlying that. And then, on a year-over-year basis, thinking about 2004, we won’t have the deferred maintenance revenue from Crystal coming in. So those percents are going to look really funny, even if the core underlying business is quite healthy. So we’ll talk about that each quarter a little but, just in terms of thinking about modeling, remember those two percentage things will be going on.

UNIDENTIFIED PARTICIPANT: I think there’s time for one more question.

UNIDENTIFIED PARTICIPANT: Chris(ph) (INAUDIBLE) from Goldman Sachs. I guess, back to the Crystal and the common customers, maybe if you could just talk generally when — one of these large accounts, because I think all three that were up here just before you stepped up used both Business Objects and Crystal. Sort of what, typically, they’re using the Crystal deployment for and what they’re using the Business Objects for. And then also, when you talk about standardization in an account that’s using both Business Objects and Crystal, does that mean replacing them — of one or the other with Business Objects or Crystal or vise versa?

LIAUTAUD: So, going back — the answer is no. That’s not replacing one with the other. I think we’ve been clear that we want to leave the customers, you know, look at product lines so we can continue the product line. However, at the same time, we feel that it’s very important to create a unified platform, a unified product line. And — which means — what does it mean, really? It’s - there are several components in a BI offering. You have, you know, elements of the offering, which are report engines and report offering engines. And if you look at this subject versus Crystal, both were designed with very different goals in mind with a very different audience.

Business Objects from the get-go was a solution for business users. When we started the company, the idea was how can we let business users access to the data without understanding the data, without being Accu(ph) specialists. How can they go into self-service mode? So we created an end user friendly query, reporting and analysis solution. Crystal had a totally different design in mind, which is how can we create the best report offering environment for IT professionals, IT developers. And that’s how this started. So two different models. Two different, you know, we coming from the Oracle enterprise world. They’re coming from the Microsoft developer world. Different types of goals in mind.

And from that world of developers, they also — they started, progressively, in the past several years, moving into the enterprise system where, you know, up-selling. But going back to the product roadmaps, you look at the different components. You have some components that have very different characteristics and designs in mind. Then you have some other components that basically serve the same purpose. You know a portal is a portal. You know, a security system is a security system. A (INAUDIBLE) data, you know, these kinds of things need to be enterprised, need to be one and not two.

So, that’s what you’re going to progressively see is when we talk about unified product line, is to merge these kinds of components. And so that enabled all the customers to continue with their core principles, but, at the same time, have a unifying platform that they can rely on. OK?

UNIDENTIFIED PARTICIPANT: Yes. That concludes the official portion of our analyst briefing and there is another set of track sessions ...